PRESS RELEASE

ASANKO GOLD REPORTS POSITIVE EXPLORATION RESULTS

Vancouver, British Columbia, April 8, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce initial drill results from the Tontokrom exploration target, part of the Asanko Gold Mine (“AGM”) concession area in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.

Drilling Highlights - Tontokrom Target

•Hole TTPC19-001 intersected 13.0m at 2.62 grams per tonne gold from 128m

•Hole TTPC19-002 intersected 22.0m at 1.24 grams per tonne gold from 156m

•Hole TTPC19-002 intersected 39.0m at 1.82 grams per tonne gold from 189m

•Hole TTPC19-004 intersected 12.0m at 1.45 grams per tonne gold from 199m

•Hole TTPC19-006A intersected 11.8m at 1.69 grams per tonne gold from 182m

•Hole TTPC19-006A intersected 22.9m at 1.48 grams per tonne gold from 242m

•Hole TTPC19-006A intersected 16.4m at 2.38 grams per tonne gold from 280.6m

Commenting on the drilling program, Greg McCunn, Chief Executive Officer, said: “The results from the Phase 1 drilling program at Tontokrom are very encouraging, with results from six of the nine holes drilled confirming the consistency of mineralization along the shear corridor.  We believe there is a strong potential for a major discovery at the South Camp and I’m pleased to see the commitment to exploration by our joint venture.  We will shortly commence initial drilling on our second target, Fromenda, where historical drilling by a previous owner shows significant promise. The planned 5,000 meter program is designed to both confirm and expand upon previous drilling.”

Exploration Strategy

The AGM JV holds a major land package of 21,300 hectares on the Asankagrawa Gold Belt.  In 2017, the Company undertook a prospectivity analysis assessing the potential of identified exploration targets based on structural architecture, geochemistry, geological mapping and topography.  An exploration strategy was developed, in collaboration with our JV partner, to test high priority targets in order to replace mining depletion with resources near existing mining operations and infrastructure as well as test potential new discoveries.  In 2019, the JV plans to spend US$8 million on exploration including approximately 10,000 metres of drilling as well as additional geochemistry, ground geophysics, field mapping and trenching work.

Tontokrom Target

The Tontokrom target is located on the Miradani Mining Lease, which covers an area of 14.3km2 and is approximately 10km south of the AGM processing plant, along the northeast southwest Asankrangwa structural corridor, which hosts all nine of the AGM’s gold deposits (Figure 1).

The area is highly prospective and the site of major historic small scale and alluvial mining operations. Multiple historical geochemical anomalies are coincident with the target, and primary and secondary structures known to control mineralization in the belt have been interpreted from the airborne VTEM and magnetic surveys and extensively mapped on the ground.

Five historic trenches with encouraging results were excavated in the Tontokrom area by Ashanti Goldfields in the 1990’s. Despite this, the Tontokrom target has not been previously drill tested. The area has been subjected to small scale mining activities for over 25 years, which have excavated a small pit over a portion of the target measuring 320m long by 150m wide and is estimated to be approximately 30m deep from the current land surface (Figure 2).

Phase 1 Drill Program – Tontokrom Target

A Phase 1 drill program was designed to test the approximately 320m strike length of the existing pit. The 3,139m program consisted of 12 holes pre-collared to various depths with reverse circulation (“RC”) drills and completed with HQ diamond drilling (Figure 2). Due to poor ground conditions surrounding the existing pit, drill holes were set back from the pit edge resulting in deeper holes than would normally be drilled in a Phase 1 drilling program. Despite this, of the 12 holes completed in the program, nine were drilled to their intended depth and three were abandoned due to poor ground conditions before reaching their intended targets. Phase 1 drilling has now been completed with results received for six of the nine drill holes (Table 1).

Drilling results are encouraging, with economic intercepts being encountered in five of the six completed drill holes. TTPC19-003 was drilled NE of the existing pit and did not intercept economic mineralization. Significant intercepts encountered in TTPC19-006A, drilled furthest to the southwest, indicate that mineralization is open along strike and will be tested in a Phase 2 drilling program at a later date.

Figure 1: The Tontokrom and Fromenda locations in relation to the AGM processing facility and the Nkran pit

N
610800X
610900X
611000X
611100X
611200X
611300X
611400X
692100Y
692000Y
691900Y
691800Y
691700Y
TPC19-003
TPC19-010
TPC19-001
TPC19-005
TPC19-005A
Legend
Intercepts
0.5 to 0.8
0.8 to 1.5
1.5 to 3.0
>= 3.0
Legend
Lithology
Sandstone
Siltstone
Shale
Granite
Saprolite

ASANKOGOLD	Plan View of Intercept Results	Scale is Approximate	Plot Date 05-Apr-2019	Sheet 1 of 1	TONTOKROM DRILLING PROGRAM	ASANKO GOLD GHANA LTD
			Plot File: Vizex			
			20 0 20m

Figure 2: Tontokrom Target showing planned and drilled hole locations for the Phase 1 drilling program as well as the small scale mining pit (filled with water)

Table 1: Significant intercepts from the first six holes of the Phase 1 drill program*

Hole ID	From	To	Interval	Grade	Intercept
	(m)	(m)	(m)	(g/t)
TTPC19-001	128	141	13	2.62	13m @ 2.62 g/t
TTPC19-001	162	172	10	1.07	10m @ 1.07 g/t
TTPC19-002	68	85	17	1.1	17m @ 1.10 g/t
TTPC19-002	91	107	16	1.73	16m @ 1.73 g/t
TTPC19-002	149	152	3	25.53	3m @ 25.53 g/t
TTPC19-002	156	178	22	1.24	22m @ 1.24 g/t
TTPC19-002	189	228	39	1.82	39m @ 1.82 g/t
TTPC19-004	199	211	12	1.45	12m @ 1.45 g/t
TTPC19-006A	182	194	12	1.69	12m @ 1.69 g/t
TTPC19-006A	242	265	23	1.48	23m @ 1.48 g/t
TTPC19-006A	281	297	16	2.38	16m @ 2.38 g/t

*Note:  For full drill intercepts and relevant sections, please see Appendix 1 of this news release.

Fromenda Target

A second drill program has been designed to drill test the Fromenda Target, which is located approximately 10kms further southwest of the Tontokrom Target along the same highly prospective Fromenda Shear Corridor.

The target was historically drill tested by PMI Ventures Ltd. (PMI Gold Corporation Pty Ltd.) in 2003 and 2004 producing significant exploration results (refer to Table 2) that warrant a new round of drilling. The program is expected to drill approximately 5,000m of RC and DD focusing on confirming historic mineralization and stepping out along strike and to depth, and will commence in Q2 2019.

Table 2: Historic key drill intercepts on the Fromenda Target*

Hole ID	From	To	Interval	Grade	Intercept
	(m)	(m)	(m)	(g/t)
FNBRC007	14	23	9	13.83	9m @ 13.83 g/t
03FBRC036	0	4	4	25.30	4m @ 25.30 g/t
03FBDDH001	44	74	30	2.63	30m @ 2.63 g/t
03FBDDH007	48	62	14	5.58	14m @ 5.58 g/t
03FBDDH007	68	72	4	10.89	4m @ 10.89 g/t
03FBDDH012	6	12	6	2.29	6m @ 2.29 g/t
04FBDDH005	5	12	7	9.71	7m @ 9.71 g/t
04FBDDH007	14	23	9	8.76	9m @ 8.76 g/t
04FBDDH007	59	86	27	4.89	27m @ 4.89 g/t
FNBRC009	23	70	47	1.13	47m @ 1.13 g/t
FNBRC010	2	7	5	6.99	5m @ 6.99 g/t
03FBRC036	36	41	5	6.13	5m @ 6.13 g/t

*Note: Historical drill resulst can be found in news releases issued by PMI Gold Corp at various times in 2003 and 2004, these releases are available at www.sedar.com

QA/QC

Drill samples are being analyzed at the Intertek Laboratory in Tarkwa, Ghana by 50g fire assay. Initial observations indicate some coarse gold component and follow up screen fire assay analysis is being considered. Intervals are calculated using a 0.5 g/t cut-off and three metres maximum internal dilution. Reposted widths are drilled intervals and true widths vary depending on drill orientation and are not fully understood at this time. Assay values are uncut.

Qualified Person Statements

Benjamin Gelber (P.Geo), Group Geology Manager, is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Alex Buck – Manager, Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com	Andrew J. Ramcharan – SVP, Corporate Development & IR Toll-Free (N.America): 1-855-246-7341 Telephone: +1 647 309 5130 Email: andrew.ramcharan@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum (the “CIM Council”) Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”).  The Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are “substantially similar” to the corresponding terms under the CIM Definition Standards.  In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.  United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

Appendix 1

Table 3: Collar location table for Tontokrom Phase 1 exploration drilling program

Hole ID	Easting	Northing	RL	Azimuth	Dip	Depth RC Pre-collar (m)	Total Depth (m)
TTPC19-001	611065.81	691976.53	145.04	130	-45	111	248.7
TTPC19-002	610979.25	691931.85	144.49	130	-45	111	255
TTPC19-003	611137.33	692015.77	145.27	130	-45	66	249
TTPC19-004	610918.42	691900.85	147.29	130	-45	102	300
TTPC19-005	611210.78	691736.45	163.23	310	-45	114	360
TTPC19-005A	611212.42	691734.05	163.35	311	-45	114	422.5
TTPC19-006	611125.58	691690.12	165.93	310	-45	61	61
TTPC19-006A	611126.64	691691.45	165.85	310	-45	102	350
TTPC19-007	610930.97	691916.97	153	130	-58	102	101.5
TTPC19-008	610931.32	691919.15	146.27	130	-58	72	453.2
TTPC19-009	610976.27	691930.68	144.82	130	-61	60	366.2
TTPC19-010	611047.36	691998.69	145.35	130	-56	65.5	350

Table 4: Initial drill results from the Tontokrom Phase 1 exploration program

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t)	Grade Thickness (m)
TTPC19-001	611066	691977	145.04	130	-45	248.7	87	89	2	3.22	6.44
							128	141	13	2.62	34.06
						Including	132	139	7	4.08	28.56
							152	154	2	0.97	1.94
							162	172	10	1.07	10.70
							197	206	9	0.69	6.21

TTPC19-002	610979	691932	144.49	130	-45	255	68	85	17	1.1	18.70
							91	107	16	1.73	27.68
							114	116	2	1.76	3.52
							120	122	2	1.2	2.40
							149	152	3	25.53	76.59
							156	178	22	1.24	27.28
							189	228	39	1.82	70.98
						Including	211	218	7	3.40	23.80

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)	From (m)	To (m)	Length (m)	Grade (g/t)	Grade Thickness (m)
TTPC19-004	610918	691901	147.29	130	-45	300	32	38	6	0.61	3.66
							84	88	4	0.95	3.80
							105	107	2	1.92	3.84
							150	152	2	1.08	2.16
							160	174	14	0.82	11.48
							182	189	7	1.52	10.64
							199	211	12	1.45	17.40

TTPC19-005	611211	691736	163.23	310	-45	360	229	231	2	1.04	2.08

TTPC19-005A	611212	691734	163.35	311	-45	422.5	294	296.5	2.5	0.99	2.48
							307	309.3	2.3	0.81	1.86
							312.73	321	8.27	1.12	9.26
							342	345	3	1.27	3.81

TTPC19-006A	611127	691691	165.85	310	-45	350	17	19	2	0.56	1.12
							36	39	3	1.67	5.01
							182	193.8	11.8	1.69	19.94
							201	203	2	0.82	1.64
							242	264.9	22.9	1.48	33.89
							270.6	275	4.4	9.24	40.66
							280.6	297	16.4	2.38	39.03
						Including	293.5	294.5	1	19.09	19.09
							305.1	309.3	4.2	1.7	7.14
							315	319.1	4.1	2.19	8.98

Notes:

Intervals calculated with a 0,5 g/t cut-off and three metres maximum internal dilution

True widths vary depending on drill orientation

UTMs are WGS84 - Zone 30N

All grades are uncut

200Z
610800X
691900Y
610900X
691800Y
611000X
611100X
691700Y
611200X
691600Y
2
TTPC19-006A
2m @ 0.56 g/t
3m @ 1.67 g/t
100Z
11.8m @ 1.69 g/t
2m @ 0.82 g/t
0Z
22.9m @ 1.48 g/t
4.4m @ 9.24 g/t
16.4m @ 2.38 g/t
4.2m @ 1.70 g/t
4.1m @ 2.19 g/t
-100Z
Legend
Intercepts
0.5 to 0.8
0.8 to 1.5
1.5 to 3.0
>= 3.0
Mineralization Envelop
Legend
Lithology
Sandstone
Siltstone
Shale
Granite
Saprolite
Mineralization Envelop

ASANKOGOLD	Grade Intercept Section 2-2	Scale is Approximate	Plot Date 05-Apr-2019	Sheet 1 of 1	TONTOKROM DRILLING PROGRAM	ASANKO GOLD GHANA LTD
			Plot File: Vizex			
			20 0 20m

Figure 3: Plan Section of TTPC19-006A

610800X
692000Y
610900X
611000X
691900Y
611100X
691800Y
611200X
691700Y
611300X
200Z
100Z
0Z
-100Z
-200Z
4
TTPC19-002
TTPC19-009
TTPC19-005
TTPC19-005A
17m @ 1.10 g/t
16m @ 1.73 g/t
2m @ 1.76 g/t
2m @ 1.20 g/t
3m @ 25.53 g/t
22m @ 1.24 g/t
39m @ 1.82 g/t
Awaiting Results
Awaiting Results
2.5m @ 0.99 g/t
2.3m @ 0.81 g/t
8.27m @ 1.12 g/t
3m @ 1.27 g/t
Legend
Intercepts
0.5 to 0.8
0.8 to 1.5
1.5 to 3.0
>= 3.0
Mineralization Envelop
Legend
Lithology
Sandstone
Siltstone
Shale
Granite
Saprolite
Mineralization Envelop

ASANKO GOLD	Grade Intercept Section 4-4	Scale is Approximate	Plot Date 05-Apr-2019	Sheet 1 of 1	TONTOKROM DRILLING PROGRAM	ASANKO GOLD GHANA LTD
			Plot File: Vizex			
			20 0 20m

Figure 4: Plan Section of TTPC19-002, TTPC19-005, TTPC19-005A and TTPC19-009

610800X
692000Y
610900X
691900Y
611000X
691800Y
611100X
691700Y
611200X
691600Y
611300X
200Z
100Z
0Z
-100Z
-200Z
3
TTPC19-004
TTPC19-007
TTPC19-008
6m @ 0.61 g/t
4m @ 0.95 g/t
2m @ 1.92 g/t
2m @ 1.08 g/t
14m @ 0.82 g/t
7m @ 1.52 g/t
12m @ 1.45 g/t
Awaiting Results
Legend
Intercepts
0.5 to 0.8
0.8 to 1.5
1.5 to 3.0
>= 3.0
Mineralization Envelop
Legend
Lithology
Sandstone
Siltstone
Shale
Granite
Saprolite
Mineralization Envelop

ASANKO GOLD

Grade Intercept Section 3-3

Scale is Approximate	Plot Date 05-Apr-2019	Sheet 1 of 1
	Plot File: Vizex	
50	0	50m

TONTOKROM DRILLING PROGRAM

ASANKO GOLD GHANA LTD

Figure 5: Plan Section of TTPC19-004, TTPC19-007 (aborted) and TTPC19-008 (Results Pending)